December 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Dorie Yale, Staff Attorney

Re:	McGraw Conglomerate Corporation
Offering Statement on Form 1-A File No. 024-10657
ACCELERATION LETTER

Dear Ms. Hayes:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, McGraw Conglomerate Corporation (the “Issuer”) hereby requests acceleration of the effective date of its Offering Statement on Form 1-A (File No. 024-10657), as amended (the “Offering Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on Monday, December 11, 2017, or as soon as practicable thereafter. Alexander Capital has advised us the brokerage compensation contem-plated was “cleared” by FINRA (effective yesterday, the Pre-Effective Amendment No. 9 having been filed) and, accordingly, Alexander Capital joins Registrant in this Acceleration Letter.

The Issuer hereby authorizes Randall S. Goulding of our law firm, Securities Counselors, Inc., to orally modify or withdraw this Acceleration Letter.

The Issuer hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement effective, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Issuer may not assert comments of the Commission or the staff and the declaration of effectiveness of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Goulding at (847) 948-5431. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Offering Statement be sent to Securities Counselors, Inc., attention: Randall S. Goulding, via facsimile at (484) 450-5130.

Best Regards,

MCGRAW CONGLOMERATE CORPORATION

/s/ Kinney L. McGraw
CEO and President

cc: Randall S. Goulding

1900 E Golf Rd, Schaumburg, IL 60173/888-525-0010/admin@mcgrawusa.com